FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the interests of Persons Discharging Managerial Responsibility (PDMR), in the Ordinary Shares and American Depositary Shares (ADS) of GlaxoSmithKline plc as a result of an award made under the GlaxoSmithKline 2009 Performance Share Plan (Performance Share Plan) on 12 February 2014 as follows:

Name of PDMR	Ordinary shares	ADS
Mrs V Whyte	11,800
Mr J Ford		6,740

The Performance Share Plan award was based on an Ordinary Share price of £16.505 per share, (the closing price of an Ordinary Share in GlaxoSmithKline plc on 12 February 2014) and on an ADS price of US$54.81 (the closing price quoted on the New York Stock Exchange on 12 February 2014). Vesting of the award is subject to meeting performance criteria over a three year period.

The Company and the above named persons were advised of this transaction on 13 February 2014.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

13 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 13, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc